EXHIBIT 11 – Computation of Per Share Loss

	$00,000,000,00	$00,000,000,00	$00,000,000,00
(In thousands, except per share data)	Years Ended December 31,
	2011	2010	2009
NUMERATOR:
Net loss attributable to the Company – common shares	$(302,094)	$(479,089)	$(4,034,086)
Less: Participating securities dividends	2,972	5,916	6,799
Less: Income (loss) attributable to the Company – unvested shares	—	—	—

Net loss attributable to the Company per common share – basic and diluted	$(305,066)	$(485,005)	$(4,040,885)

DENOMINATOR:
Weighted average common shares outstanding – basic	82,487	81,653	81,296
Effect of dilutive securities:
Stock options and common stock warrants (1)	—	—	—

Weighted average common shares outstanding – diluted	82,487	81,653	81,296

Net loss attributable to the Company per common share:
Basic	$(3.70)	$(5.94)	$(49.71)
Diluted	$(3.70)	$(5.94)	$(49.71)

(2)	5.5 million, 7.2 million and 7.6 million stock options and restricted shares were outstanding at December 31, 2011, 2010, and 2009, respectively, that were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive as the respective options’ strike price was greater than the current market price of the shares.